UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

HITTITE MICROWAVE CORPORATION

(Name of Subject Company (issuer))

BBAC CORP.

a direct wholly owned subsidiary of

ANALOG DEVICES, INC.

(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Margaret K. Seif, Esq.

Vice President, General Counsel and Secretary

Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062

(781) 329-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark G. Borden, Esq.

Jay E. Bothwick, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$2,470,564,631	$318,209

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $78.00 (i.e., the per share tender offer price) by (y) the sum of (a) 31,390,468, the number of shares of common stock (including shares subject to restricted stock awards) issued and outstanding, plus (b) 10,777, the number of shares of common stock issuable pursuant to outstanding stock options, less the aggregate exercise price of such options, plus (c) 275,174, the number of shares of common stock subject to restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,209	Filing Party: BBAC Corp.
Form or Registration No.: Schedule TO	Date Filed: June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2014 (as amended by Amendment No. 1 filed with the SEC on June 27, 2014 (“Amendment No. 1”) and this Amendment, the “Schedule TO”), which relates to the offer by BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as amended by Amendment No. 1 and this Amendment, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Analog Devices and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Amendment to the Offer to Purchase

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Legal Proceedings” of the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by amending and restating both paragraphs under such heading, which paragraphs begin on page 50 of the Offer to Purchase, as set forth below:

“Legal Proceedings. On June 12, 2014, a putative stockholder class action complaint, captioned Joyce v. Hittite Microwave Corporation, et al., C.A. No. 9758 (Del. Ch.) (the “Joyce Action”), was filed in the Court of Chancery of the State of Delaware in connection with the Offer and the Merger, naming as defendants Hittite, each member of the Hittite Board, Analog Devices and the Purchaser. On June 26, 2014, the plaintiff in the Joyce Action filed an amended complaint (as amended, the “Amended Joyce Complaint”). The Amended Joyce Complaint alleges that the Hittite Board breached its fiduciary duties and that Hittite, Analog Devices and the Purchaser aided and abetted those purported breaches in connection with the Offer and the Merger. The Amended Joyce Complaint also challenges the proposed $78.00 per share Offer Price as inadequate, and makes a variety of other allegations, including allegations that:

•	given Hittite’s recent performance and potential future growth, the value of Hittite’s common stock is greater than the Offer Price;

•	the “no solicitation” provision in the Merger Agreement precludes Hittite from soliciting and otherwise restricts Hittite’s ability to consider competing offers;

•	the $86.5 million termination fee payable to Analog Devices in certain circumstances is improper;

•	the structure of the Offer increases the chances of consummating the Offer and the Merger and leaves stockholders with minimal time to effectively challenge the Offer and the Merger; and

•	the Schedule 14D-9 misrepresents and fails to disclose material information necessary for Hittite’s stockholders to make an informed decision as to whether to tender their Shares, in violation of the Hittite Board’s duty of candor under state law, by failing to disclose material information concerning (i) the financial analysis performed by Hittite’s financial advisor for the Offer and the Merger and (ii) the process leading up to the signing of the Merger Agreement.

The plaintiff in the Joyce Action seeks an order (i) certifying a proposed class of stockholders, (ii) declaring that the Merger Agreement was approved in breach of the fiduciary duties of the Hittite Board and is therefore unlawful and unenforceable, (iii) rescinding, to the extent already implemented, the Merger Agreement, (iv) enjoining the consummation of the Offer and the Merger, (v) imposing a constructive trust upon any benefits improperly received by the defendants and (vi) awarding costs and attorneys’ fees.

On July 10, 2014, Hittite, each of Hittite’s directors, Analog Devices and the Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiff in the Joyce Action, which sets forth the parties’ agreement in principle for a settlement of the Joyce Action. As explained in the MOU, Hittite, each of Hittite’s directors, Analog Devices and the Purchaser have agreed to the settlement solely to eliminate the burden and uncertainty of continued litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will enter into a settlement agreement. The settlement agreement will be subject to customary conditions, including court approval following notice to Hittite’s stockholders. In the event that the parties enter into a settlement agreement, a hearing will be scheduled at which the Court of Chancery of the State of Delaware will consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought by or on behalf of the plaintiff or any member of the plaintiff class challenging any aspect of the Offer, the Merger, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law), among other claims. In addition, in connection with the settlement, the parties contemplate that they will seek to negotiate the plaintiff’s claim for attorney’s fees and that plaintiffs’ counsel will file a petition in the Court of Chancery of the State of Delaware for an award of attorneys’ fees and expenses to be paid by Hittite or its successor, which the defendants may oppose. Hittite or its successor will pay or cause to be paid any attorneys’ fees and expenses awarded by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a settlement agreement or that the Court of Chancery of the State of Delaware will approve the settlement even if the parties were to enter into such settlement agreement. In such event, the proposed settlement as contemplated by the MOU may be terminated. The settlement will not affect the consideration to be received by Hittite stockholders in connection with the Offer and the Merger. Analog Devices and the Purchaser believe the Joyce Action is without merit and, in the event that the MOU is not approved or the requisite conditions are not satisfied, intend to defend the lawsuit vigorously.

Pursuant to the MOU, Hittite agreed to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9, as originally filed by Hittite with the SEC on June 23, 2014 and as amended by Amendment No. 1 thereto, as filed by Hittite with the SEC on June 30, 2014 (“Amendment No. 1 to Schedule 14D-9”). The supplemental disclosures contemplated by the MOU are set forth in Amendment No. 2 to the Schedule 14D-9, as filed by Hittite with the SEC on July 11, 2014 (“Amendment No. 2 to Schedule 14D-9”). Amendment No. 2 to Schedule 14D-9 should be read in conjunction with the disclosures contained in the Schedule 14D-9, as amended by Amendment No. 1 to Schedule 14D-9, each of which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the settlement agreement is in consideration of the supplemental disclosures contained in Amendment No. 2 to Schedule 14D-9. Nothing in Amendment No. 2 to Schedule 14D-9, this filing or any settlement agreement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in Amendment No. 2 to Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2014

BBAC CORP.

By:	/s/ Margaret K. Seif
	Name:	Margaret K. Seif
	Title:	Secretary

ANALOG DEVICES, INC.

By:	/s/ David A Zinsner
	Name:	David A. Zinsner
	Title:	Vice President, Finance and Chief Financial Officer

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